May 18, 2011

VIA EDGAR AS CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re:
MAM Software Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 16, 2010
Form 10-K/A for the Fiscal Year Ended June 30, 2010 Filed March 7, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 3, 2011
File No. 000-27083

Dear Mr. Krikorian:

We are counsel to MAM Software Group, Inc. (the “Company” or “our client”).  On behalf of our client, attached herewith are responses to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 11, 2011 relating to the above- captioned Form 10-K for the Fiscal Year Ended June 30, 2010 and 10-Q for the Quarterly Period Ended March 31, 2011. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 31

1.
Your response to prior comment 1 and your disclosure in the amended Form 10-K fail to state the section(s) of the Securities Act or the rule of the Commission relied upon for the unregistered offering.  Please specify in your response letter the exemptions(s) relied upon and confirm that you will include such disclosure in future filings.

Response:

On April 6, 2010, the Company issued 186,407 shares of common stock to certain directors in lieu of cash compensation fees, which were valued at approximately $14,900.  This transaction was effected in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act in a transaction by the Company not involving a public offering.  The Company confirms that it will include the relevant section(s) of the Securities Act relied upon in any unregistered offerings in future filings.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 62

2.           We note your response to prior comment 6.  To the extent you continue to include a Compensation Discussion and Analysis section in future filings, please confirm that you will expand your disclosure to discuss in greater detail your cash and non-cash incentive compensation and how such compensation is impacted both by the individual performance of named executive officers as well as by the achievement or non-achievement of incentive targets.  Note that to the extent you are not relying on Instruction 4 to Item 402(b) to omit incentive targets, you must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.  Please confirm your understanding.

Response:

To the extent it includes a Compensation Discussion and Analysis section in future filings, the Company confirms that it will expand such disclosure to discuss in greater detail cash and non-cash incentive compensation and how such compensation is impacted both by the individual performance of named executive officers as well as by the achievement or non-achievement of incentive targets in future filings and bearing in mind Instruction 4 to Item 402(b).

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 7

3.  You have disclosed that “there were no changes in our internal control over financial reporting in the Company’s second fiscal quarter of the fiscal year ending June 30, 2011 covered by this Quarterly Report on Form 10-Q…” (emphasis added).  The date appears to be in error.  Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the quarterly period ended March 31, 2011 that has materially affected or is reasonable likely to materially affect, your internal control over financial reporting.  Please also confirm that you will provide conforming disclosure in future filings.

The Company confirms that the June 30, 2011 date was in error and that there were no changes in the Company’s internal control over financial reporting that occurred during the quarterly period ended March 31, 2011 that have materially affected or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

**************

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto our client’s acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch